Trim Holding Group Announces Change in Business Activities

BAY CITY, MI--(Marketwire – October 21, 2009) – Trim Holding Group. (the "Company") (OTCBB: TNTD) announced the change in the Company's business. The Company's focus from this point forward will be in the Health Care and Environmental Quality sectors.

President & CEO, Louis Bertoli stated that "There are great opportunities in these industries, and Trim Holding Group is in a position to take advantage of them."

Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), other than historical facts, which reflect the view of the Company's management with respect to future events. Such forward-looking statements are based on assumptions made by and information currently available to the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. The forward-looking statements contained herein reflect the current views of the Company's management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

Source: Trim Holding Group